Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	January 2,	December 28,
	2009	2007
	(In millions, except ratios)
Earnings:
Net income	$80.1	$214.5
Plus: Income taxes	148.4	110.1
Fixed charges	35.6	34.5
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	0.1	—
Undistributed earnings in equity investments	—	—

	$264.0	$359.1

Fixed Charges:
Interest expense	$27.6	$28.9
Plus: Interest capitalized during the period	0.1	—
Interest portion of rental expense	7.9	5.6

	$35.6	$34.5

Ratio of Earnings to Fixed Charges	7.42	10.41